UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                          FORM 12b-25

                  NOTIFICATION OF LATE FILING	       SEC FILE NUMBER
                                                      			0-2568
                                                       CUSIP NUMBER
                                                        977011105


         (CheckOne):   Form 1O-K   Form 2O-F   Form 11-K    X  Form 1O-Q
                       Form N-SAR
          For Period Ended:   September 30, 1995

         [  ] Transition Report on Form 10-K
         [  I Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 1O-Q
         [  ] Transition Report on Form N-SAR
         For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant

Wisconsin Real Estate Investment Trust

Former Name if Applicable


Address of Principal Executive Office (Street and Number)

55 East Monroe Street, Suite 1600

City, State and Zip Code

Chicago, IL 60603

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

  X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


(c)  	 The accountant's statement or other exhibit required by Rule
	 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 1O-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Exhibit A

                                (Attach Extra Sheets if Needed)

                                                SEC 1344 (6/94)





PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Phillip J. Robinson              (312)     849-2990

(Name)                            (Area Code)   (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30
	 of the Investment Company Act of 1940 during the preceding
	 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
	 identify report(s). X  Yes     No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.)
		                                       X  Yes     No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons the results cannot be made.

         See Exhibit B

               Wisconsin Real Estate Investment Trust

          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date November 15, 1995              By /s/ Phillip J. Robinson, Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

                       GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b:25) of the General Rules and Regulations under the Securities
       	 Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.



5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter ) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).




Exhibit A

The Company's Quarterly Report on Form 10Q incorporates a substantial amount of information that is included in the Form 10Q of its consolidated subsidiary, Sunstates Corporation. Sunstates did not complete and file its Form 10Q until November 14. As a result, it was not possible for the Company to complete its Form 10Q by the due date of November 14. The Company intends to file its completed Form 10Q by November 20.


Exhibit B

The Company has not yet finalized its Consolidated Statement of Operations for the quarter ended September 30, 1995, due to the timing problems referred to in Exhibit A. The Company expects to have a net loss from continuing operations for the quarter ended September 30, 1995 primarily due to losses at the insurance and furniture manufacturing operations of Sunstates, including a $5,450,000 writeoff of goodwill related to the furniture business.